HEI Exhibit 99.1

November 4, 2008

Contact:	Suzy P. Hollinger	(808) 543-7385 Telephone
	Manager, Treasury and Investor Relations	(808) 203-1155 Facsimile
E-mail: shollinger@hei.com

HAWAIIAN ELECTRIC INDUSTRIES, INC. REPORTS SOLID THIRD QUARTER 2008 RESULTS

HONOLULU — Hawaiian Electric Industries, Inc. (NYSE - HE) today reported consolidated net income for the third quarter of 2008 of $37.3 million, or $0.44 per share, compared to $19.9 million, or $0.24 per share for the third quarter of 2007.

“Our earnings showed significant improvement over our unusually low results in the third quarter of 2007, which included a utility customer refund accrual that reduced those results by $0.10 a share,” said Constance H. Lau, HEI president and chief executive officer. “Our utilities continued to regain financial strength due to interim rate relief received primarily in the last quarter of 2007. The bank’s earnings improved 31% quarter-over-quarter, benefitting from a steeper yield curve, continued good credit quality and lower expenses resulting from performance improvement initiatives. Additionally, holding and other companies’ losses in the quarter were lower than in the same period in 2007 primarily due to lower interest expense,” noted Lau.

UTILITY RESULTS

Electric utility net income for the third quarter of 2008 was $25.9 million compared with $12.9 million for the same quarter in 2007 and $23.7 million for the same quarter in

Hawaiian Electric Industries, Inc. News Release

November 4, 2008

2006. “Third quarter earnings a year ago were unusually low as our Oahu utility accrued an $8.3 million, or $0.10 per share, net-of-tax refund related to its 2005 test year rate case and awaited rate increases to recover and earn a return on reliability investments and to recover higher operating costs,” said Lau.

Kilowatthour sales were lower by 2.6% quarter-over-quarter due to greater customer conservation and a slowing economy. These two factors are expected to reduce our 2008 and 2009 sales forecasts slightly below original projections. “Clearly, with the economic downturn and the dramatic impact of rising fuel costs on electricity prices during the quarter, customers have redoubled their efforts to conserve energy. In view of the economic downturn, we expect this conservation trend to continue even with recent declines in the fuel price component of our customer bills,” said Lau.

Other operations and maintenance (O&M) expenses were up 5% quarter-over-quarter as higher operations expenses for customer efficiency programs and production operations were partially offset by lower production maintenance expenses resulting primarily from changes in generating unit overhaul schedules. The expected increase in full-year 2008 O&M expenses continues to be roughly 6% over 2007, but actual levels could be influenced by a number of factors that cannot be predicted.

The utility also recorded $1.1 million in higher quarter-over-quarter depreciation expenses due to 2007 plant additions.

Hawaiian Electric Industries, Inc. News Release

November 4, 2008

BANK RESULTS

Bank net income for the third quarter of 2008 was $15.4 million, compared to $11.7 million for the same quarter last year. Return on assets in the third quarter of 2008 was 1.11% compared to 0.69% in the third quarter of 2007.

Net interest income in the third quarter of 2008 was $52.3 million compared to $47.7 million in the third quarter of 2007. The impact of lower interest expense, primarily due to lower balances of borrowings and lower rates on deposits and borrowings, more than offset the decline in interest income primarily from lower investment balances and lower yields on loans. The lower balances of investments and borrowings in the third quarter of 2008 were a result of the balance sheet restructuring executed in June 2008. Net interest margin expanded to 4.08% in the third quarter of 2008, compared with 2.97% in the third quarter of 2007.

“We are pleased with the bank’s third quarter results,” said Lau. “In spite of the continued volatility in the financial and credit markets during the quarter, the bank continued to perform well. Third quarter results show the improvements in net interest margin and return on assets we expected to achieve from the June balance sheet restructuring.”

The bank recorded a $2.0 million provision for possible loan losses in the third quarter, compared to a $2.7 million provision in the third quarter of 2007. “The overall credit quality of the bank’s loan portfolio remains good. However, we are seeing the effects of the slowing economy in modestly rising delinquencies and the reclassification of some commercial loans. We remain cautious and continue to actively monitor our loan portfolios,” added Lau.

Hawaiian Electric Industries, Inc. News Release

November 4, 2008

Noninterest income in the third quarter of 2008 was $16.7 million compared to $17.2 million in the same quarter in 2007. Higher fee income from deposit liabilities was more than offset by lower fee income from other financial services, other financial products and other income.

Noninterest expense was $1.3 million lower in the third quarter of 2008 than in the third quarter of 2007. Lower services and other expenses were partially offset by an increase in compensation and benefits expense quarter over quarter. The $3.0 million increase in compensation and benefits was primarily due to a $0.9 million accrual for incentive compensation in the third quarter of 2008, compared with a $1.4 million reversal of accrued incentive compensation in the third quarter of 2007.

HOLDING AND OTHER COMPANIES’ RESULTS

The holding and other companies’ net losses were $4.1 million in the third quarter of 2008 compared with $4.7 million in the third quarter of 2007.

WEBCAST AND TELECONFERENCE

Hawaiian Electric Industries, Inc. will conduct a webcast and teleconference call to review its third quarter 2008 earnings on Wednesday, November 5, 2008, at 8:00 a.m. Hawaii Time (1:00 p.m. Eastern Time). The event can be accessed through HEI’s website at http://www.hei.com or by dialing (800) 299-7089, passcode: 86433944 for the teleconference call.

An online replay of the webcast will be available at the same website beginning about two hours after the event. Replays of the teleconference call will also be available

Hawaiian Electric Industries, Inc. News Release

November 4, 2008

approximately two hours after the event through November 19, 2008, by dialing (888) 286-8010, passcode: 98026401.

Representing management will be Constance H. Lau, president and chief executive officer, Hawaiian Electric Industries, Inc. and chairman, Hawaiian Electric Company, Inc.; and Timothy K. Schools, president, American Savings Bank, F. S. B.

HEI supplies power to over 400,000 customers or 95% of Hawaii’s population through its electric utilities, Hawaiian Electric Company, Inc., Hawaii Electric Light Company, Inc. and Maui Electric Company, Ltd. and provides a wide array of banking and other financial services to consumers and businesses through American Savings Bank, F.S.B., one of Hawaii’s largest financial institutions.

FORWARD-LOOKING STATEMENTS

This release may contain “forward-looking statements,” which include statements that are predictive in nature, depend upon or refer to future events or conditions, and usually include words such as expects, anticipates, intends, plans, believes, predicts, estimates or similar expressions. In addition, any statements concerning future financial performance (including future revenues, expenses, earnings or losses or growth rates), ongoing business strategies or prospects and possible future actions, which may be provided by management, are also forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and are subject to risks, uncertainties and assumptions about HEI and its subsidiaries, the performance of the industries in which they do business and economic and market factors,

Hawaiian Electric Industries, Inc. News Release

November 4, 2008

among other things. These forward-looking statements are not guarantees of future performance.

Forward-looking statements in this release should be read in conjunction with the “Forward-Looking Statements” discussion (which is incorporated by reference herein) set forth on page iv of HEI’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, and in HEI’s future periodic reports that discuss important factors that could cause HEI’s results to differ materially from those anticipated in such statements. Forward-looking statements speak only as of the date of this release.

###

Hawaiian Electric Industries, Inc. (HEI) and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,		Twelve months ended September 30,
(in thousands, except per share amounts)	2008	2007	2008	2007	2008	2007
Revenues
Electric utility	$827,788	$567,615	$2,139,798	$1,508,005	$2,738,107	$2,014,034
Bank	87,675	105,507	279,469	317,493	387,471	419,960
Other	(32)	339	(164)	2,749	1,696	1,332

	915,431	673,461	2,419,103	1,828,247	3,127,274	2,435,326

Expenses
Electric utility	775,941	536,249	1,981,572	1,434,858	2,522,443	1,908,246
Bank	62,983	86,960	262,406	260,824	343,067	348,485
Other	2,378	2,235	8,648	10,698	13,422	13,568

	841,302	625,444	2,252,626	1,706,380	2,878,932	2,270,299

Operating income (loss)
Electric utility	51,847	31,366	158,226	73,147	215,664	105,788
Bank	24,692	18,547	17,063	56,669	44,404	71,475
Other	(2,410)	(1,896)	(8,812)	(7,949)	(11,726)	(12,236)

	74,129	48,017	166,477	121,867	248,342	165,027

Interest expense–other than on deposit liabilities and other bank borrowings	(19,345)	(19,589)	(56,780)	(59,382)	(75,954)	(78,534)
Allowance for borrowed funds used during construction	967	656	2,564	1,840	3,276	2,460
Preferred stock dividends of subsidiaries	(471)	(474)	(1,417)	(1,420)	(1,887)	(1,893)
Allowance for equity funds used during construction	2,426	1,336	6,432	3,770	7,881	5,144

Income before income taxes	57,706	29,946	117,276	66,675	181,658	92,204
Income taxes	20,425	10,065	40,892	22,481	64,689	31,893

Net income	$37,281	$19,881	$76,384	$44,194	$116,969	$60,311

Basic earnings per common share	$0.44	$0.24	$0.91	$0.54	$1.40	$0.74

Diluted earnings per common share	$0.44	$0.24	$0.91	$0.54	$1.39	$0.74

Dividends per common share	$0.31	$0.31	$0.93	$0.93	$1.24	$1.24

Weighted-average number of common shares outstanding	84,625	82,481	84,052	81,949	83,788	81,781

Adjusted weighted-average shares	84,842	82,640	84,182	82,180	83,906	81,984

Net income (loss) by segment
Electric utility	$25,932	$12,875	$77,949	$23,978	$106,127	$36,985
Bank	15,405	11,731	11,888	35,909	29,086	45,176
Other	(4,056)	(4,725)	(13,453)	(15,693)	(18,244)	(21,850)

Net income	$37,281	$19,881	$76,384	$44,194	$116,969	$60,311

This information should be read in conjunction with the consolidated financial statements and the notes thereto for the year ended December 31, 2007 (included in HEI’s Form 8-K dated February 21, 2008) and the consolidated financial statements and the notes thereto in HEI’s Quarterly Reports on SEC Form 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008 (when filed). Results of operations for interim periods are not necessarily indicative of results to be expected for future interim periods or the full year.

7

Hawaiian Electric Company, Inc. (HECO) and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
(in thousands)	2008	2007	2008	2007
Operating revenues	$826,124	$561,720	$2,135,265	$1,499,766

Operating expenses
Fuel oil	377,157	222,721	900,455	549,771
Purchased power	202,125	144,918	530,146	390,161
Other operation	61,599	54,113	176,600	154,949
Maintenance	25,174	28,594	72,777	85,799
Depreciation	35,419	34,273	106,254	102,812
Taxes, other than income taxes	74,201	51,389	194,058	138,839
Income taxes	15,035	4,976	47,507	15,974

	790,710	540,984	2,027,797	1,438,305

Operating income	35,414	20,736	107,468	61,461

Other income
Allowance for equity funds used during construction	2,426	1,336	6,432	3,770
Other, net	1,486	3,819	3,693	(1,330)

	3,912	5,155	10,125	2,440

Income before interest and other charges	39,326	25,891	117,593	63,901

Interest and other charges
Interest on long-term debt	11,879	11,478	35,413	34,364
Amortization of net bond premium and expense	632	621	1,902	1,813
Other interest charges	1,352	1,075	3,397	4,090
Allowance for borrowed funds used during construction	(967)	(656)	(2,564)	(1,840)
Preferred stock dividends of subsidiaries	228	228	686	686

	13,124	12,746	38,834	39,113

Income before preferred stock dividends of HECO	26,202	13,145	78,759	24,788
Preferred stock dividends of HECO	270	270	810	810

Net income for common stock	$25,932	$12,875	$77,949	$23,978

OTHER ELECTRIC UTILITY INFORMATION
Kilowatthour sales (millions)	2,593	2,663	7,478	7,568
Cooling degree days (Oahu)	1,530	1,566	3,779	3,666
Average fuel oil cost per barrel	$133.99	$74.78	$111.37	$65.52

This information should be read in conjunction with the consolidated financial statements and the notes thereto for the year ended December 31, 2007 (included in HECO Exhibit 99.1 to HECO’s Form 8-K dated February 21, 2008) and the consolidated financial statements and the notes thereto in HECO’s Quarterly Reports on SEC Form 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008 (when filed). Results of operations for interim periods are not necessarily indicative of results to be expected for future interim periods or the full year.

8

American Savings Bank, F.S.B. and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
(in thousands)	2008	2007	2008	2007
Interest and dividend income
Interest and fees on loans	$61,100	$61,817	$186,312	$182,191
Interest and dividends on investment and mortgage-related securities	9,898	26,497	57,078	85,090

	70,998	88,314	243,390	267,281

Interest expense
Interest on deposit liabilities	14,070	20,381	47,909	61,951
Interest on other borrowings	4,616	20,243	40,030	57,230

	18,686	40,624	87,939	119,181

Net interest income	52,312	47,690	155,451	148,100
Provision for loan losses	1,979	2,700	4,034	3,900

Net interest income after provision for loan losses	50,333	44,990	151,417	144,200

Noninterest income
Fees from other financial services	6,318	7,153	18,554	20,539
Fee income on deposit liabilities	7,328	6,583	20,889	19,095
Fee income on other financial products	1,771	1,977	5,214	5,845
Loss on sale of securities	—	—	(17,388)	—
Other income	1,260	1,480	8,810	4,733

	16,677	17,193	36,079	50,212

Noninterest expense
Compensation and employee benefits	19,172	16,173	56,451	52,733
Occupancy	5,489	5,418	16,276	15,707
Equipment	3,175	3,630	9,510	10,893
Services	3,688	6,385	13,531	22,638
Data processing	2,794	2,596	8,019	7,799
Loss on early extinguishment of debt	—	—	39,843	—
Other expense	8,085	9,456	26,932	27,972

	42,403	43,658	170,562	137,742

Income before income taxes	24,607	18,525	16,934	56,670
Income taxes	9,202	6,794	5,046	20,761

Net income	$15,405	$11,731	$11,888	$35,909

Net interest margin (%)	4.08	2.97	3.49	3.05

This information should be read in conjunction with the consolidated financial statements and the notes thereto for the year ended December 31, 2007 (included in HEI Exhibit 13 to HEI’s Form 8-K dated February 21, 2008) and the consolidated financial statements and the notes thereto in HEI’s Quarterly Reports on SEC Form 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008 (when filed). Results of operations for interim periods are not necessarily indicative of results to be expected for future interim periods or the full year.

9